UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

January 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Urban Outfitters, Inc.

File No. 000-22754 - CF# 26114

Urban Outfitters, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on June 8, 2010.

Based on representations by Urban Outfitters, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 10, 2011
Exhibit 10.2	through March 10, 2011
Exhibit 10.3	through March 10, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John D. Reynolds
Assistant Director